EXHIBIT 99.2

Hoogendoorn Vellmer
    Chartered Accountants
--------------------------------------------------------------------------------
                                                    406, 455 Granville Street
                                                    Vancouver, B.C.
                                                    V6C .1Tl
                                                    Phone:      604-687-3773
                                                    Facsimile:  604-687-3778
                                                    E-mail: hoogendoornvellmer@t
December 8, 2004



BC Securities Commission
Alberta Securities Commission


Dear Sirs,

                           Re: Berkley Resources Inc.

Pursuant to the NOTICE dated December 6, 2004 relating to the proposed appointment of Staley, Okada & Partners, Chartered Accountants as the new Auditors of the Company, we hereby confirm our agreement with the information contained in the Notice.

Yours Truly,


Hoogendoom Vellmer